Exhibit 99.73

TSX: TXR OTCQX: TORXF www.torex.com	FOR IMMEDIATE RELEASE

Torex Resources Reports Q3 2026 Results

Lower AISC and continued strong free cash flow underpin solid third quarter financial performance and capital returns

All amounts expressed in U.S. dollars unless otherwise stated

TORONTO, Ontario, November 4, 2026 – Torex Resources Inc. (the “Company” or “Torex”) (TSX: TXR) (OTCQX: TORXF) reports the Company’s financial and operational results for the three and nine months ended September 30, 2026. Torex will host a conference call tomorrow morning at 9:00 AM (ET) to discuss the results.

Andrew Snowden, President & CEO of Torex, stated:

“Our third quarter results demonstrate the cash-generating strength of Morelos, with revenue of $555 million and adjusted EBITDA1 of $344 million. We generated $150 million in quarterly free cash flow1, bringing the year-to-date total to $402 million. This significant free cash flow generation has enabled us to return $271 million to shareholders year-to-date2, while growing our cash balance to $226 million, exceeding our $200 million cash target. Most importantly, we achieved all this safely, with no lost-time injuries for the sixth consecutive quarter.

“All-in sustaining costs1 (“AISC”) decreased 27% quarter-over-quarter to $1,803 per gold equivalent ounce (“oz AuEq3”) sold, primarily reflecting higher processed grades and increased gold recovery, generating an AISC margin of 58%. Full-year 2026 AISC is trending within our guidance of $2,000 to $2,100 per oz AuEq.

“Looking ahead to the fourth quarter, having produced 329,071 oz AuEq year-to-date, we remain solidly on track to achieve the midpoint of our annual production guidance of 420,000 to 470,000 oz AuEq.3 Media Luna North remains on schedule for first ore before year-end, while encouraging drilling results at Morelos indicate potential to expand our resource base.

“As we continue to pursue opportunities to grow and extend our production profile, our plant debottlenecking project at Morelos provides the ability to increase throughput by 10 to 15% with relatively modest capital investment, providing a near-term, high-return avenue for growth. Implementation of the plant debottlenecking is expected to commence in 2027 with potential benefits accruing in late 2027. A possible further plant expansion will be informed by drilling in the San Miguel Corridor throughout 2027, with a decision targeted for early 2028. At Los Reyes, the prefeasibility study continues to advance, supported by drilling and trade-off studies focused on upgrading resources, de-risking the design, and enhancing project economics.

“Our planned New York Stock Exchange listing represents another step in Torex’s evolution, expanding our market presence to better reflect our scale, diversification and long-term growth ambitions.

“With strong operating performance, exceptional cash generation and continue progress on our growth projects, we are well positioned to finish 2026 on a strong footing and build this momentum in 2027”.

Q3 Highlights

•

Safety performance: The Company recorded no lost-time injuries for the sixth consecutive quarter and marked 21 million hours lost-time injury free at the end of September. In October, post quarter end, one lost time injury occurred when an employee suffered a hand injury underground at Media Luna.

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•

Production: Production of 131,900 gold equivalent ounces (“oz AuEq[3]”) (YTD – 329,071 oz AuEq3), including 98,685 oz of gold (YTD – 241,610 oz of gold), 614.3 koz of silver (YTD – 1,677.4 koz of silver), and 16.3 mlb of copper (YTD – 45.1 mlb of copper). Mining rates remained strong during the third quarter, averaging 8,244 tpd at Media Luna and 3,055 tpd at ELG Underground. During the quarter, throughput at the processing plant exceeded design levels, averaging 10,798 tpd. The increase in production compared to the preceding quarter reflects higher processed grades as well as an improved gold recovery of 88.2% (85.4% for the second quarter of 2026). Production is tracking to the midpoint of annual gold equivalent guidance of 420,000 to 470,000 oz AuEq[3].

•

Sales: Gold equivalent ounces sold of 127,395 oz AuEq[3] (YTD – 328,968 oz AuEq3) at a quarterly average realized gold price[1] of $4,324 per oz AuEq[3] (YTD – $4,533 per oz AuEq3), contributing to revenue of $555.0 million (YTD – $1,501.2 million). Revenue for the quarter includes a net gain of $8.0 million (YTD – net loss of $23.0 million) for price adjustments on provisionally priced concentrate sales (third quarter net gain includes a realized loss of $3.2 million on final sales settlements during the third quarter and an unrealized gain of $11.2 million on provisional sales pending final settlement).

•

All-in sustaining costs[1]: Quarterly all-in sustaining costs of $1,803 per oz AuEq sold[3] (YTD – $2,025 per oz AuEq sold3) and all-in sustaining costs margin[1] of $2,521 per oz AuEq sold[3] (YTD – $2,508 per oz AuEq sold3), implying an all-in sustaining costs margin[1] of 58% (YTD – 55%). Cost of sales was $245.0 million or $1,923 per oz AuEq sold[3] in the quarter (YTD – $700.2 million or $2,128 per oz AuEq sold3). Torex is on track to achieve full year all-in sustaining costs guidance of $2,000 to $2,100 per oz AuEq[3].

•

Strong profitability and adjusted EBITDA[1]: Reported quarterly net income of $155.2 million (YTD – $476.5 million), or $1.68 per share (basic) (YTD – $5.08) and adjusted net earnings[1] of $180.1 million (YTD – $464.7 million), or $1.95 per share (basic) (YTD – $4.96). Generated EBITDA of $333.3 million (YTD – $900.5 million) and adjusted EBITDA of $344.2 million (YTD – $906.3 million).

•

Cash flow generation: Net cash generated from operating activities totalled $231.0 million (YTD – $608.4 million) and $297.8 million (YTD – $637.1 million) before changes in non-cash operating working capital. Net cash generated from operating activities included income taxes paid of $53.7 million (YTD – $246.9 million). Free cash flow[2] of $150.4 million (YTD – $401.9 million) is net of cash outlays for capital expenditures, lease payments, and interest.

•

Strong financial liquidity: The quarter closed with $562.8 million in available liquidity[1], including $225.9 million in cash and $336.9 million available on the $350.0 million credit facility, net of letters of credit outstanding of $13.1 million.

•

Media Luna North Project: During the third quarter of 2026, $19.8 million (YTD – $46.5 million) of non-sustaining capital expenditures were incurred relating to the development of Media Luna North. Development of the main access ramp and haulage drift continue to track well. First production at Media Luna North remains on track for late 2026.

•

Exploration and drilling activities[4]: In September, the Company provided an update on results from its drilling and exploration programs within the ELG Underground and Media Luna Cluster. Results to date support the Company’s strategy to grow reserves and resources, extend mine life, and enhance the long-term production profile at Morelos:

•

ELG Underground: Drilling continues to show promising results that highlight the potential to offset reserve depletion and add to the resource inventory with our year-end reserve and resource update expected in March 2027.

•

Media Luna Cluster: Drilling at the San Miguel corridor, a new area of interest which spans from Media Luna West to southeast of the Media Luna mine, has shown strong potential for the entire corridor to be mineralized which could considerably add to the overall Morelos resource inventory. At the Media Luna mine, drilling to support the potential conversion of Inferred Resources to the Indicated category is ongoing,

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while at Media Luna North, drilling continues to confirm the geological model and de-risk stopes planned for the first year of production when the project comes online later this year.

•

Regional exploration: The regional drilling programs at both Atzcala and El Naranjo are well underway. Initial results suggest epithermal mineralized systems lie within both target areas, with the presence of shallow, oxidized, epithermal-style mineralization, which is a positive early indication for continued exploration efforts at these sites.

•

Return of capital to shareholders[2]: In May, the Company announced an enhanced return of capital program targeting the return of $350.0 million to shareholders during 2026 through a combination of share purchases and dividends. As at September 30, 2026, the Company has returned $270.8 million, representing approximately 77% of the targeted threshold for 2026.

•

Dividends: During the third quarter of 2026, the Company paid dividends of $10.8 million (YTD – $32.0 million). On November 4, 2026, the Company declared a quarterly dividend of C$0.16 per common share (“Torex Share”), payable on December 3, 2026, to shareholders of record on November 19, 2026.

•

Share Repurchases: During the third quarter of 2026, the Company repurchased 1,755,843 Torex Shares for $83.8 million (C$117.4 million) at an average price per share of $47.74 (C$66.84) (YTD – 4,888,626 Torex Shares for $238.8 million or C$330.1 million at an average price of $48.85 or C$67.52). The Company plans to renew the current Normal Course Issuer Bid (“NCIB”) prior to expiration on November 20, 2026.

•

Corporate name and ticker change: At the Company’s Annual and Special Meeting of Shareholders on June 17, 2026, Torex’s shareholders approved a change of the Company’s corporate name from Torex Gold Resources Inc. to Torex Resources Inc., which became effective October 28, 2026. In addition, as of November 3, 2026, Torex’s ticker on the Toronto Stock Exchange changed from “TXG” to “TXR”.

•

Board of Directors changes[5]: In October, the Company announced the addition of Mr. Lee Hodgkinson to its Board of Directors (“the Board”) effective November 1, 2026, along with the recent departure of Mr. Rodrigo Sandoval, who recently assumed an executive role elsewhere. Mr. Hodgkinson brings more than three decades of experience advising boards and executive teams in the mining sector.

•

Planned U.S. Listing: As disclosed in the Company’s MD&A for the interim period ended June 30, 2026, Torex is pursuing a secondary listing of its common shares on the New York Stock Exchange (“NYSE”). The Company anticipates a secondary listing of its shares on the NYSE will provide greater capital market access and exposure, improved trading liquidity, and expanded research coverage. In September 2026, the Company received clearance from the NYSE to apply to list its common shares on the NYSE. The Company has now filed its listing application and is working towards completing a formal listing as early as mid-November 2026. The Company expects to provide a further update to the market once the necessary conditions to proceed with listing have been satisfied. However, there can be no assurance that approval of the proposed listing will be granted by the NYSE or the expected listing timeline will be realized.

Third Quarter 2026 Conference Call and Webcast Details

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Torex plans to release its third quarter financial and operational results after market close on Wednesday, November 4, 2026. A conference call and webcast hosted by senior management will be held on Thursday, November 5, 2026, at 9:00 AM ET. Participants are encouraged to pre-register for the conference call to obtain an access code to join the call directly at the scheduled time.

Conference call pre-registration	https://dpregister.com/sreg/10204109/100380be374
Telephone numbers	Toronto local or International: 1-647-846-8914 Toll-Free (North America): 1-833-752-3842
Webcast	https://event.choruscall.com/mediaframe/webcast.html?webcastid=DbRVriBM
Replay	Archive will be available on www.torex.com

Footnotes

1.

These measures are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

2.

For more information on the Company’s return of capital program, see the Company’s news release titled “Torex Gold Reports Enhanced Return of Capital Program” issued on May 6, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torex.com.

3.

Gold equivalent ounces produced and sold include production and sales of silver (Ag) and copper (Cu) converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For the three months ended September 30, 2026, market prices averaged $4,262/oz gold (Au), $62.59/oz Ag, and $6.40/lb Cu, and AuEq (oz) = Au (oz) + 1,000 * (62.59 / 4,262) x Ag (koz) + 1,000,000 x (6.40 / 4,262) x Cu (mlb). For the nine months ended September 30, 2026, market prices averaged $4,545/oz Au, $73.24/oz Ag, and $6.09/lb Cu, and AuEq (oz) = Au (oz) + 1,000 * (73.24 / 4,545) x Ag (koz) + 1,000,000 x (6.09 / 4,545) x Cu (mlb).

4.

For more information on the Morelos exploration and drilling results, see the Company’s news release titled “Torex Gold Provides Q3 2026 Morelos Drilling & Exploration Update” issued on September 24, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

5.

For more information on the Board of Director changes, see the Company’s new release titled “Torex Gold Welcomes Lee Hodgkinson to Its Board of Directors” Issued on October 20, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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Table 1: Operating and Financial Highlights

		Three Months Ended			Nine Months Ended
In millions of U.S. dollars, unless otherwise noted		Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Safety
Lost-time injury frequency[1]	/million hours	0.00	0.00	0.42	0.00	0.42
Total recordable injury frequency[1]	/million hours	0.46	0.63	0.99	0.46	0.99
Operating Results – Gold Equivalent basis
Gold equivalent produced	oz AuEq	131,900	96,297	121,780	329,071	265,853
Gold equivalent payable produced[2]	oz AuEq	128,672	93,686	119,034	320,840	261,520
Gold equivalent sold[2]	oz AuEq	127,395	92,351	118,082	328,968	255,572
Total cash costs[2,3]	$/oz AuEq	1,406	1,912	1,297	1,590	1,324
All-in sustaining costs[2,3]	$/oz AuEq	1,803	2,459	1,658	2,025	1,732
Average realized gold price[2,3]	$/oz AuEq	4,324	4,525	3,536	4,533	3,289
Financial Results
Revenue		$555.0	406.9	416.4	1,501.2	840.3
Cost of sales		$245.0	228.5	207.3	700.2	454.0
Earnings from mine operations		$310.0	178.4	209.1	801.0	386.3
Net income		$155.2	113.8	114.4	476.5	236.6
Per share – Basic	$/share	1.68	1.22	1.33	5.08	2.75
Per share – Diluted	$/share	1.67	1.20	1.31	5.05	2.71
Adjusted net earnings[3]		$180.1	84.9	103.4	464.7	183.1
Per share – Basic[3]	$/share	1.95	0.91	1.20	4.96	2.13
Per share – Diluted[3]	$/share	1.93	0.90	1.18	4.92	2.10
EBITDA[3]		$333.3	209.1	235.3	900.5	437.5
Adjusted EBITDA[3]		$344.2	203.5	239.3	906.3	448.8
Cost of sales – gold equivalent basis	$/oz AuEq	1,923	2,474	1,756	2,128	1,776
Net cash generated from operating activities		$231.0	167.6	186.8	608.4	244.7
Net cash generated from operating activities before changes in non-cash operating working capital		$297.8	165.1	204.0	637.1	281.6
Free cash flow[3]		$150.4	94.2	112.5	401.9	(58.3)
Cash and cash equivalents		$225.9	169.4	107.1	225.9	107.1
Debt, net of deferred finance charges		$—	—	152.4	—	152.4
Lease-related obligations		$94.1	99.4	100.0	94.1	100.0
Net cash (debt)[3]		$131.8	70.0	(147.9)	131.8	(147.9)
Available liquidity[3]		$562.8	506.3	289.0	562.8	289.0

1.	On a 12-month rolling basis, per million hours worked.

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2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.

Total cash costs, all-in sustaining costs, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net cash (debt) and available liquidity are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

Table 2: Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

		Three Months Ended			Nine Months Ended
In millions of U.S. dollars, unless otherwise noted		Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Gold sold	oz	96,450	68,058	94,626	245,741	217,875
Total cash costs per oz sold
Production costs		$166.9	166.2	140.0	484.4	311.3
Royalties		$17.7	13.4	13.6	50.1	28.2
Silver credits[1]		$(34.5)	(30.9)	(20.0)	(112.6)	(31.3)
Copper credits[1]		$(100.9)	(80.6)	(61.8)	(270.3)	(96.4)
Treatment, refining and other cost deductions		$(4.1)	(1.4)	2.4	(7.9)	3.6
Realized gain on foreign currency contracts		$(1.4)	(1.6)	(2.8)	(3.4)	(4.6)
Total cash costs		$43.7	65.1	71.4	140.3	210.8
Total cash costs per oz sold	$/oz	453	957	755	571	968
All-in sustaining costs per oz sold
Total cash costs		$43.7	65.1	71.4	140.3	210.8
General and administrative costs[2]		$10.5	9.5	9.2	30.2	25.7
Reclamation and remediation costs		$2.3	1.9	1.3	6.2	3.4
Sustaining capital expenditure[3]		$37.8	39.1	32.1	106.6	75.1
Total all-in sustaining costs		$94.3	115.6	114.0	283.3	315.0
Total all-in sustaining costs per oz sold	$/oz	978	1,699	1,205	1,153	1,446
Gold equivalent sold[4]	oz AuEq	127,395	92,351	118,082	328,968	255,572
Total cash costs per oz AuEq sold
Production costs		$166.9	166.2	140.0	484.4	311.3
Royalties		$17.7	13.4	13.6	50.1	28.2
Treatment, refining and other cost deductions		$(4.1)	(1.4)	2.4	(7.9)	3.6
Realized gain on foreign currency contracts		$(1.4)	(1.6)	(2.8)	(3.4)	(4.6)
Total cash costs		$179.1	176.6	153.2	523.2	338.5
Total cash costs per oz AuEq sold[4]	$/oz AuEq	1,406	1,912	1,297	1,590	1,324
All-in sustaining costs per oz AuEq sold
Total cash costs		$179.1	176.6	153.2	523.2	338.5
General and administrative costs[2]		$10.5	9.5	9.2	30.2	25.7
Reclamation and remediation costs		$2.3	1.9	1.3	6.2	3.4
Sustaining capital expenditure[3]		$37.8	39.1	32.1	106.6	75.1
Total all-in sustaining costs		$229.7	227.1	195.8	666.2	442.7
Total all-in sustaining costs per oz AuEq sold[4]	$/oz AuEq	1,803	2,459	1,658	2,025	1,732

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1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

This amount excludes a loss of $4.8 million, gain of $0.8 million and loss of $10.7 million for the three months ended September 30, 2026, June 30, 2026, and September 30, 2025, respectively, and a loss of $5.2 million and loss of $24.5 million for the nine months ended September 30, 2026 and September 30, 2025, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $nil, $nil and $0.1 million for the three months ended September 30, 2026, June 30, 2026, and September 30, 2025, respectively, $0.1 million and $0.2 million for the nine months ended September 30, 2026 and September 30, 2025, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $2.1 million or $22/oz ($16/oz AuEq) for the three months ended September 30, 2026, $2.0 million or $29/oz ($22/oz AuEq) for the three months ended June 30, 2026, $2.0 million or $21/oz ($17/oz AuEq) for the three months ended September 30, 2025, $6.4 million or $26/oz ($19/oz AuEq) for the nine months ended September 30, 2026 and $6.1 million or $28/oz ($24/oz AuEq) for the nine months ended September 30, 2025.

3.

Sustaining capital expenditures includes lease payments (principal and interest) of $8.8 million, $7.8 million and $7.1 million for the three months ended September 30, 2026, June 30, 2026, and September 30, 2025, respectively, and $24.3 million and $12.7 million for the nine months ended September 30, 2026 and September 30, 2025, respectively.

4.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

Table 3. Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

	Three Months Ended			Nine Months Ended
In millions of U.S. dollars	Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Sustaining	$29.0	31.3	25.0	82.3	62.4
Lease payments (sustaining)	$8.8	7.8	7.1	24.3	12.7

Total sustaining	$37.8	39.1	32.1	106.6	75.1

Non-sustaining
Media Luna Project[1]	$17.1	14.9	26.2	40.2	130.6
Media Luna North Project	$19.8	12.0	6.9	46.5	15.4
Media Luna North drilling	$4.0	2.9	5.7	10.0	7.8
Working capital changes and other	$(11.6)	(7.2)	(10.0)	(25.9)	56.3

Capital expenditures[2]	$67.1	61.7	60.9	177.4	285.2

1.

Non-sustaining capital expenditures includes lease payments (principal and interest) of $nil, $nil and $nil for the three months ended September 30, 2026, June 30, 2026, and September 30, 2025, respectively, and $nil and $5.1 million for the nine months ended September 30, 2026 and September 30, 2025, respectively.

2.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Condensed Consolidated Interim Statements of Cash Flows.

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Table 4. Reconciliation of Average Realized Gold Price to Revenue

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Nine Months Ended
		Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Gold sold	oz	96,450	68,058	94,626	245,741	217,875
Revenue		$555.0	406.9	416.4	1,501.2	840.3
Silver credits[1]		$(34.5)	(30.9)	(20.0)	(112.6)	(31.3)
Copper credits[1]		$(100.9)	(80.6)	(61.8)	(270.3)	(96.4)
Treatment, refining and other cost deductions		$(4.1)	(1.4)	2.4	(7.9)	3.6
Realized loss on gold contracts		$—	—	(1.3)	—	(3.4)
Realized gain on gold QP Hedges		$—	8.3	—	8.3	—
Total proceeds		$415.5	302.3	335.7	1,118.7	712.8
Average realized gold price	$/oz	4,308	4,442	3,548	4,552	3,272
Gold equivalent sold[2]	oz AuEq	127,395	92,351	118,082	328,968	255,572
Revenue		$555.0	406.9	416.4	1,501.2	840.3
Treatment, refining and other cost deductions		$(4.1)	(1.4)	2.4	(7.9)	3.6
Realized loss on gold contracts		$—	—	(1.3)	—	(3.4)
Realized gain (loss) on QP Hedges		$—	12.4	—	(2.0)	—
Total proceeds		$550.9	417.9	417.5	1,491.3	840.5
Average realized gold price	$/oz AuEq	4,324	4,525	3,536	4,533	3,289

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1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

Table 5. Reconciliation of All-in Sustaining Costs Margin to Revenue

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Nine Months Ended
		Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Gold sold	oz	96,450	68,058	94,626	245,741	217,875
Revenue		$555.0	406.9	416.4	1,501.2	840.3
Silver credits[1]		$(34.5)	(30.9)	(20.0)	(112.6)	(31.3)
Copper credits[1]		$(100.9)	(80.6)	(61.8)	(270.3)	(96.4)
Treatment, refining and other cost deductions		$(4.1)	(1.4)	2.4	(7.9)	3.6
Realized loss on gold contracts		$—	—	(1.3)	—	(3.4)
Realized gain on gold QP Hedges		$—	8.3	—	8.3	—
All-in sustaining costs		$(94.3)	(115.6)	(114.0)	(283.3)	(315.0)
All-in sustaining costs margin		$321.2	186.7	221.7	835.4	397.8
Average realized gold price	$/oz	4,308	4,442	3,548	4,552	3,272
Total all-in sustaining costs margin	$/oz	3,330	2,743	2,343	3,399	1,826
Total all-in sustaining costs margin	%	77	62	66	75	56
Gold equivalent sold[2]	oz AuEq	127,395	92,351	118,082	328,968	255,572
Revenue		$555.0	406.9	416.4	1,501.2	840.3
Treatment, refining and other cost deductions		$(4.1)	(1.4)	2.4	(7.9)	3.6
Realized loss on gold contracts		$—	—	(1.3)	—	(3.4)
Realized gain (loss) on QP Hedges		$—	12.4	—	(2.0)	—
All-in sustaining costs		$(229.7)	(227.1)	(195.8)	(666.2)	(442.7)
All-in sustaining costs margin		$321.2	190.8	221.7	825.1	397.8
Average realized gold price	$/oz AuEq	4,324	4,525	3,536	4,533	3,289
Total all-in sustaining costs margin[2]	$/oz AuEq	2,521	2,066	1,878	2,508	1,557
Total all-in sustaining costs margin	%	58	46	53	55	47

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

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Table 6: Reconciliation of Adjusted Net Earnings to Net Income

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Nine Months Ended
		Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Basic weighted average shares outstanding	shares	92,501,366	93,363,973	86,095,076	93,716,067	86,142,060
Diluted weighted average shares outstanding	shares	93,107,606	94,010,575	87,458,380	94,370,871	87,382,825
Net income		$155.2	113.8	114.4	476.5	236.6
Adjustments:
Unrealized foreign exchange gain		$(0.1)	(1.2)	(8.1)	(2.1)	(6.4)
Unrealized loss (gain) on derivative contracts, excluding QP Hedges		$6.2	(3.6)	1.4	2.7	(6.8)
Loss (gain) on remeasurement of share-based payments		$4.8	(0.8)	10.7	5.2	24.5
Derecognition of provisions for uncertain tax positions		$—	—	—	(12.7)	(9.2)
Tax effect of above adjustments		$(1.9)	1.5	2.0	(0.2)	4.0
Tax effect of currency translation on tax base		$15.9	(24.8)	(17.0)	(4.7)	(59.6)
Adjusted net earnings		$180.1	84.9	103.4	464.7	183.1
Per share – Basic	$/share	1.95	0.91	1.20	4.96	2.13
Per share – Diluted	$/share	1.93	0.90	1.18	4.92	2.10

Table 7: Reconciliation of EBITDA and Adjusted EBITDA to Net Income

In millions of U.S. dollars	Three Months Ended			Nine Months Ended
	Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Net income	$155.2	113.8	114.4	476.5	236.6
Finance costs (income) and other, net	$2.0	(0.7)	7.2	4.0	15.0
Depreciation and amortization[1]	$60.7	49.1	53.9	166.3	114.8
Current income tax expense	$100.5	76.2	94.5	265.4	135.1
Deferred income tax expense (recovery)	$14.9	(29.3)	(34.7)	(11.7)	(64.0)

EBITDA	$333.3	209.1	235.3	900.5	437.5

Adjustments:
Unrealized loss (gain) on derivative contracts, excluding QP Hedges	$6.2	(3.6)	1.4	2.7	(6.8)
Unrealized foreign exchange gain	$(0.1)	(1.2)	(8.1)	(2.1)	(6.4)
Loss (gain) on remeasurement of share-based payments	$4.8	(0.8)	10.7	5.2	24.5

Adjusted EBITDA	$344.2	203.5	239.3	906.3	448.8

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1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Table 8: Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

In millions of U.S. dollars	Three Months Ended			Nine Months Ended
	Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Net cash generated from operating activities	$231.0	167.6	186.8	608.4	244.7
Adjusted for:
Additions to property, plant and equipment[1]	$(67.1)	(61.7)	(60.9)	(177.4)	(285.2)
Value-added tax receivables, net[2]	$(4.3)	(0.4)	(0.8)	0.9	13.1
Lease payments	$(6.5)	(5.3)	(4.8)	(17.2)	(12.1)
Interest and other borrowing costs paid[3]	$(2.7)	(6.0)	(7.8)	(12.8)	(18.8)

Free cash flow	$150.4	94.2	112.5	401.9	(58.3)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Condensed Consolidated Interim Statements of Cash Flows.
2.	Included in investing activities as reported on the Condensed Consolidated Interim Statements of Cash Flows.
3.	Including borrowing costs capitalized to property, plant and equipment.

Table 9: Reconciliation of Net Cash to Cash and Cash Equivalents

In millions of U.S. dollars	Sep 30, 2026	Jun 30, 2026	Dec 31, 2025	Sep 30, 2025
Cash and cash equivalents	$225.9	169.4	119.5	107.1
Adjusted for:
Debt	$—	—	(27.6)	(152.4)
Lease-related obligations	$(94.1)	(99.4)	(105.6)	(100.0)
Deferred finance charges	$—	—	(2.4)	(2.6)

Net cash (debt)	$131.8	70.0	(16.1)	(147.9)

Table 10: Reconciliation of Available Liquidity to Cash and Cash Equivalents

In millions of U.S. dollars	Sep 30, 2026	Jun 30, 2026	Dec 31, 2025	Sep 30, 2025
Cash and cash equivalents	$225.9	169.4	119.5	107.1
Available credit of the Debt Facility	$336.9	336.9	306.8	181.9

Available liquidity	$562.8	506.3	426.3	289.0

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Table 11: Reconciliation of Unit Cost Measures to Production Costs

In millions of U.S. dollars, unless otherwise noted	Three Months Ended									Nine Months Ended
	Sep 30, 2026			Jun 30, 2026			Sep 30, 2025			Sep 30, 2026			Sep 30, 2025
Gold equivalent sold (oz AuEq)		127,395			92,351			118,082			328,968			255,572
Gold sold (oz)		96,450			68,058			94,626			245,741			217,875
Tonnes mined – ELG open pit (kt)		—			—			251			—			1,965
Tonnes mined – ELG underground (kt)		281			280			272			837			713
Tonnes mined – Media Luna underground (kt)[1]		758			702			566			2,142			855
Tonnes processed (kt)		993			982			1,040			2,920			2,553
Total cash costs:
Total cash costs ($) – gold equivalent basis		179.1			176.6			153.2			523.2			338.5
Total cash costs per oz AuEq sold ($)		1,406			1,912			1,297			1,590			1,324
Total cash costs ($) – gold only basis		43.7			65.1			71.4			140.3			210.8
Total cash costs per oz sold ($)		453			957			755			571			968
Breakdown of production costs	$		$/t	$		$/t	$		$/t	$		$/t	$		$/t
Mining – ELG open pit		—	—		—	—		2.2	8.75		—	—		16.1	8.19
Mining – ELG underground		24.7	87.83		26.2	93.41		21.0	77.17		72.7	86.77		53.9	75.63
Mining – Media Luna underground[1]		38.8	51.13		38.1	54.33		25.4	44.88		109.9	51.30		38.1	44.56
Processing		59.3	59.75		55.9	56.90		45.3	43.56		162.3	55.59		109.5	42.88
Site support		25.3	25.40		29.3	29.89		23.9	22.98		80.9	27.70		51.3	20.09
Mexican profit sharing (PTU)		7.5	7.55		10.2	10.38		7.7	7.40		27.1	9.28		17.0	6.66
Inventory movement		3.8			(4.4)			7.4			4.2			10.7
Concentrate logistics		7.3			8.3			5.1			21.1			8.5
Other		0.2			2.6			2.0			6.2			6.2

Production costs		166.9			166.2			140.0			484.4			311.3

1.	Media Luna underground tonnes mined and mining costs are reported post the declaration of commercial production on May 1, 2025.

About Torex Resources Inc.

Torex Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, silver and copper from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and a portfolio of early-stage exploration projects, including Batopilas and Guigui in Chihuahua, Mexico, La Gloria in Sonora, Mexico, and Medicine Springs in Nevada, USA, as well as an option to acquire the Gryphon Summit project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent and other exploration projects; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

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For Further Information, Please Contact:

Shaun Silveira

Senior Vice President, Corporate Development & Investor Relations

Phone: (416) 703-1613

ir@torex.com

Cautionary Notes on Forward-Looking Statements

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, information with respect to anticipated operational and financial performance for the remainder of 2026 and beyond, including production levels and costs; the Company’s ability to achieve its 2026 production and all-in sustaining cost guidance; the timing, advancement and anticipated benefits of development projects, including first ore or production from Media Luna North, implementation of the Morelos plant debottlenecking project, the potential expansion of the Morelos processing plant and the advancement of the Los Reyes prefeasibility study; the potential for the Morelos plant expansion projects to increase throughput and provide a high-return avenue for growth; the timing and outcome of drilling, study and investment decisions relating to those projects, including drilling in the San Miguel Corridor during 2027 and a potential plant expansion decision in early 2028; the timing, scope, results and objectives of exploration and drilling programs, the potential to expand mineral reserves and mineral resources, convert mineral resources and extend mine life, and the timing of the Company’s year-end mineral reserve and mineral resource update expected in March 2027; the timing, amount and form of shareholder returns under the Company’s enhanced return of capital program, including dividends and share repurchases, and the Company’s intention to seek TSX approval to renew its normal course issuer bid; the anticipated timing, receipt of approval and benefits of a secondary listing of the Company’s common shares on the New York Stock Exchange; and the Company’s strategic objectives, opportunities, growth plans and pursuit of potential acquisitions intended to diversify the Company and deliver value to shareholders. Forward-Looking Information also includes future-oriented financial information and financial outlooks, including the Company’s 2026 production forecast, all-in sustaining cost guidance and targeted return of capital to shareholders.

Generally, Forward-Looking Information and statements can be identified by the use of forward-looking terminology such as “forecast,” “plans,” “expects,” or “does not expect,” “is expected,” “strategic,” “to be” or variations of such words and phrases or statements that certain actions, events or results “will”, “may,” “could,” “would,” “might,” “on track,” or “well positioned to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information. Such Forward-Looking Information is based on assumptions including, among others, assumptions regarding commodity prices; foreign exchange rates, including the Mexican peso to U.S. dollar exchange rate; mining rates, grades, recoveries and throughput; availability and cost of labour, consumables, reagents, energy, equipment and capital; contractor performance; permitting and regulatory approvals; geotechnical, metallurgical and geological conditions; the accuracy of mineral resource and mineral reserve estimates and technical report assumptions; the successful and timely execution of the Media Luna North project and the Morelos plant debottlenecking project; drilling results and technical, engineering and economic studies supporting any decision to proceed with a potential expansion of the Morelos processing plant; the ability to obtain and maintain required approvals for the proposed New York Stock Exchange listing; market conditions and Board approvals for dividends and share repurchases; availability of financing and liquidity; and general economic, political, regulatory and market conditions. Forward-Looking Information is also based on the assumptions and risks discussed in the Company’s annual information form (“AIF”) for the year ended December 31, 2025, the Company’s annual MD&A, and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect, including without limitation, that there will be no material adverse change affecting Torex or its properties and that political and legal developments will be consistent with current expectations. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Forward-Looking Information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The MD&A and AIF are filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torex.com.

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